UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

ALEXZA PHARMACEUTICALS, INC.
(Name of Subject Company (issuer))

Ferrer Pharma Inc.
a wholly owned subsidiary of

Ferrer Therapeutics Inc.
a wholly owned subsidiary of

Grupo Ferrer Internacional, S.A.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

015384209
(CUSIP Number of Class of Securities)

Jorge Ramentol Massana
Grupo Ferrer Internacional, S.A.
Avenida Diagonal 549, 5th Floor
E-08029 Barcelona, Spain
(34) 936003-70
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Paul T. Schnell
Neil P. Stronski
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$50,319,141.70	$5,067.14

(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (a) the product of (i) the offer price per share of common stock, par value $0.0001 (the “Shares”), of Alexza Pharmaceuticals, Inc. (“Alexza”), of $0.90, net to the holder in cash (less any applicable withholding taxes and without interest) and (ii) 21,832,648 outstanding Shares (adjusted for estimated option exercises and share issuances in respect of restricted stock units) less 2,366,935 Shares already held by the filer to (b) $32,800,000, the maximum aggregate amount payable in respect of contingent value rights. The calculation of the filing fee is based on information provided by Alexza as of May 21, 2016.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,067.14	Filing Party: Ferrer Pharma Inc., Ferrer Therapeutics Inc., Grupo Ferrer Internacional, S.A.
Form or Registration No.: Schedule TO	Date Filed: May 23, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Ferrer”), Ferrer Therapeutics Inc., a Delaware corporation and a wholly-owned subsidiary of Ferrer (“FTI”), and Ferrer Pharma Inc., a Delaware corporation and wholly-owned subsidiary of FTI (“Purchaser”), with the Securities and Exchange Commission on May 23, 2016, as amended by Amendment No. 1 filed on June 3, 2016 (the “Schedule TO”) and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Alexza Pharmaceuticals, Inc., a Delaware corporation (“Alexza”), at a price of $0.90 per Share, net to the holder in cash (less any required withholding taxes and without interest), plus one contractual contingent value right (a “CVR”) per Share, which will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Alexza’s financial adviser for fees and expenses in connection with the transactions described herein and subject to further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the contingent value rights agreement to be entered into in connection with the transaction, net to the holder in cash (less any applicable withholding taxes and without interest), at the times and upon the terms and subject to the conditions described in the Offer to Purchase dated May 23, 2016, as amended by Amendment No. 1 to the Schedule TO, and in the related Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule TO.  Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by removing the asterisk (“*”) symbol from Exhibit (a)(5)(E) in the list of Exhibits.

Item 12 of the Schedule TO is hereby further amended and supplemented by removing the following sentence at the end of the list of Exhibits:

*
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment by Alexza and have been separately filed by Alexza with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2016

FERRER PHARMA INC.

By:	/s/ Juan Fanés
Name:	Juan Fanés
Title:	Chief Financial Officer

FERRER THERAPEUTICS INC.

By:	/s/ Juan Fanés
Name:	Juan Fanés
Title:	Chief Financial Officer

GRUPO FERRER INTERNACIONAL, S.A.

By:	/s/ Juan Fanés
Name:	Juan Fanés
Title:	Chief Financial Officer